Exhibit 21

ALBERTO-CULVER COMPANY AND SUBSIDIARIES

Subsidiaries of the Registrant

Subsidiary	State or Other Jurisdiction of Incorporation
Alberto-Culver (Australia) Pty. Ltd.	Australia
Alberto-Culver Canada, Inc.	Canada
Alberto-Culver Company (U.K.), Limited	United Kingdom
Alberto-Culver International, Inc.	Delaware
Alberto-Culver de Mexico, S.A. de C.V.	Mexico
Alberto-Culver (P.R.), Inc.	Delaware
Alberto-Culver USA, Inc.	Delaware
Beauty Systems Group, Inc.	Delaware
Beauty Systems Group (Canada), Inc.	Canada
BDM Grange, Ltd.	New Zealand
Cederroth International AB	Sweden
CIFCO, Inc.	Delaware
Indola Cosmetics, B.V.	The Netherlands
IHB SpA	Italy
La Farmaco Argentina I. y C.S.A.	Argentina
Pro-Line International, Inc.	Delaware
Sally Beauty Company, Inc.	Delaware
Soraya, S.A.	Poland
St. Ives Laboratories, Inc.	Delaware

Subsidiaries of the company omitted from the above table, considered in the aggregate, would not be considered significant.